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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36731

eHi Car Services Limited

Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road, Shanghai, 200062
People's Republic of China
(8621) 6468-7000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eHi Car Services Limited
By:	/s/ COLIN CHITNIM SUNG
Name:	Colin Chitnim Sung
Title:	Chief Financial Officer

Date: December 1, 2015

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Condensed Consolidated Financial Statements (unaudited)

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SIGNATURE
EXHIBIT INDEX